Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Updates Rapid Progress on COVID-19 Vaccine Program

Received agreement with Health Canada on Phase 1 clinical study design protocol which also includes older patients of 56 years and above

Completed cGMP formulation and manufacturing process development for clinical trials

Ready and prepared for Clinical Trial Application submission for regulatory approval

DARTMOUTH, Nova Scotia, July 14, 2020, IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, provides further details today on the Company’s rapid progress in developing its candidate vaccine to prevent COVID-19 infection in response to the global health threat posed by the novel coronavirus.

“We are working closely with regulatory agencies and our collaborators to initiate clinical studies as quickly as possible. The design of the phase 1 clinical study, agreed with Health Canada, is a randomized controlled study, assessing the safety and immunogenicity of DPX-COVID-19, in 84 healthy adults across two age cohorts: (1) adults between 18-55 years old inclusive and (2) 56 and above. Two dose levels of DPX-COVID-19 will be tested (25¼g or 50¼g). We are pleased that Health Canada has welcomed the design of a phase 1 trial that includes this vulnerable population.”

The rapid progress in target selection, the vaccine formulation, manufacturing and preclinical results so far not only demonstrate the potential of our delivery platform, but also build on our previously reported clinical data from a similarly designed vaccine against RSV, the respiratory syncytial virus,” says Frederic Ors, Chief Executive Officer at IMV. “Clinical results1 have shown our DPX-based vaccine against RSV demonstrated a unique ability to generate safe and long-lasting immune responses in older adults..”

IMV’s candidate vaccine, DPX-COVID-19, is based on IMV’s first-in-class delivery platform that generates targeted and sustained immune response in vivo. Fully synthetic, the vaccine candidate is designed to focus the immune response on the weaknesses of the virus with the goal to optimize safety and efficacy:

  DPX-COVID-19 is a formulation of the DPX delivery platform with four complementary peptide antigens that were selected for their high immunogenicity and ability to bind non- overlapping areas on the virus spike and impact its infective function in preclinical studies,

[1] Langley JM et al, The Journal of Infectious Diseases, August 2018

  Importantly, our selected targets are located outside of the 614 mutation which, according to recent research2,3 has been demonstrated to increase the virus’ ability to infect cells in vitro and suggested to potentially reduce vaccine-induced immunity. We believe our vaccine candidate would retain its potential efficacy independently from current/future mutations of the virus at this site,

  Areas on the virus spike identified as potentially responsible for vaccine-enhanced disease4 have been excluded from our target selection to minimize safety risk.

Since the Company announced the selection of its candidate vaccine on May 21st, the Company has made significant progress.

  Preclinical studies have demonstrated the capacity of DPX-COVID-19 to induce strong immunogenicity including the binding on target to the spike protein and viral neutralization,

  The Company has completed the current good manufacturing practice (“cGMP”) formulation and manufacturing process development for DPX-COVID-19, and

  Multiple batches have been successfully produced at IMV.

Next milestones are anticipated as we commence phase 1 clinical trials this summer with results in the Fall of 2020. Once results are published, we plan to initiate phase 2 clinical trials in the second half of the year.

About DPX-COVID-19

DPX-COVID-19 is IMV’s vaccine candidate against the novel strain of coronavirus that is responsible for the current pandemic. It is a DPX-based formulation of multiple peptides of the SARS-CoV-2 that generated early and strong immune responses in preclinical assays in animal models. A first-in-human Phase 1 clinical study is scheduled to initiate during summer 2020. Fully synthetic, DPX-COVID-19 has the potential for fast and large-scale manufacturing to supply a significant number of doses rapidly compared to more conventional vaccines. For more information, visit our dedicated webpage to the development of DPX-COVID-19.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

[2] Zhang L et al, June 2020
[3] Koyama T et al, Pathogens, April 2020
[4] Padron-Regalado E et al, Infectious Diseases and Therapy, April 2020

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s progress in developing a DPX-based vaccine candidate against COVID-19, the Company’s belief that the DPX-based platform creates the opportunity for production of a COVID-19 vaccine, the Company’s belief in the potential efficacy of its DPX-based vaccine against COVID-19, the potential benefits of a DPX-based vaccine against COVID-19 as compared to other potential vaccines, the anticipated timing of the Company’s preclinical assays, studies and clinical trials and the release of any results therefrom related to its DPX-based vaccine against COVID-19 and the expected impact of COVID-19 on the Company’s other clinical studies and trials and its operations generally. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital, including potentially through grant awards available in Canada, to fund such clinical studies and trials and the production of any COVID-19 vaccine, the ultimate applicability of any third-party research and studies in related coronavirus and SARS studies and sequencing, the Company’s ability to enter into agreements with the proposed lead investigators to assist in the clinical development on its vaccine candidate related to COVID-19, the Company’s ability to collaborate with governmental authorities with respect to such clinical development, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale, the ability for the Company to accurately assess and anticipate the impact of COVID-19 on the Company’s other clinical studies and trials and operations generally and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations
Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046 E: ddavan@imv-inc.com